UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Viper Energy Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

92763M105

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763M105	13D	Page 2 of 23

(1)	Names of Reporting Person Swallowtail Royalties LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,434,192
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,434,192
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 2,434,192
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.1%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D	Page 3 of 23

(1)	Names of Reporting Person Guidon Energy Holdings LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,434,192
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,434,192
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 2,434,192
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.1%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 92763M105	13D	Page 4 of 23

(1)	Names of Reporting Person Guidon Energy Holdings GP LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,434,192
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,434,192
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 2,434,192
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.1%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D	Page 5 of 23

(1)	Names of Reporting Person Swallowtail Royalties II LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 12,815,808
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,815,808
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 12,815,808
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.1%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D	Page 6 of 23

(1)	Names of Reporting Person Swallowtail Royalties Holdings LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 12,815,808
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,815,808
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 12,815,808
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.1%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D	Page 7 of 23

(1)	Names of Reporting Person BX Swallowtail Royalties Holding LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 12,815,808
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,815,808
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 12,815,808
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.1%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D	Page 8 of 23

(1)	Names of Reporting Person BX Guidon Topco LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 12,815,808
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,815,808
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 12,815,808
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.1%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D	Page 9 of 23

(1)	Names of Reporting Person Blackstone Management Associates VI L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 15,250,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 15,250,000

(11)	Aggregate amount beneficially owned by each reporting person 15,250,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D	Page 10 of 23

(1)	Names of Reporting Person Blackstone Energy Management Associates II L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 15,250,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 15,250,000

(11)	Aggregate amount beneficially owned by each reporting person 15,250,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D	Page 11 of 23

(1)	Names of Reporting Person BMA VI L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 15,250,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 15,250,000

(11)	Aggregate amount beneficially owned by each reporting person 15,250,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D	Page 12 of 23

(1)	Names of Reporting Person Blackstone EMA II L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 15,250,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 15,250,000

(11)	Aggregate amount beneficially owned by each reporting person 15,250,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D	Page 13 of 23

(1)	Names of Reporting Person Blackstone Holdings III L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Quebec, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 15,250,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 15,250,000
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 15,250,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 92763M105	13D	Page 14 of 23

(1)	Names of Reporting Person Blackstone Holdings III GP L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 15,250,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 15,250,000
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 15,250,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 92763M105	13D	Page 15 of 23

(1)	Names of Reporting Person Blackstone Holdings III GP Management L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 15,250,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 15,250,000
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 15,250,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D	Page 16 of 23

(1)	Names of Reporting Person Blackstone Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 15,250,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 15,250,000
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 15,250,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 92763M105	13D	Page 17 of 23

(1)	Names of Reporting Person Blackstone Group Management L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 15,250,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 15,250,000
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 15,250,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D	Page 18 of 23

(1)	Names of Reporting Person Stephen A. Schwarzman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 15,250,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 15,250,000
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 15,250,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 92763M105	13D	Page 19 of 23

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partnership interests (the “Common Units”) of Viper Energy Partners LP, a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 500 West Texas Avenue, Suite 1200, Midland, TX 79701.

Item 2. Identity and Background

(a)-(b), (f) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

•

(i) Swallowtail Royalties LLC, a Delaware limited liability company, (ii) Guidon Energy Holdings LP, a Delaware limited partnership, (iii) Guidon Energy Holdings LP, a Delaware limited partnership, (iv) Guidon Energy Holdings GP LLC, a Delaware limited liability company, (v) Swallowtail Royalties II LLC, a Delaware limited liability company, (vi) Swallowtail Royalties Holdings LLC, a Delaware limited liability company, (vii) BX Swallowtail Royalties Holding LLC, a Delaware limited liability company, (viii) BX Guidon Topco LLC, a Delaware limited liability company, (ix) Blackstone Management Associates VI L.L.C., a Delaware limited liability company, (x) Blackstone Energy Management Associates II L.L.C., a Delaware limited liability company, (xi) BMA VI L.L.C., a Delaware limited liability company, (xii) Blackstone EMA II L.L.C., a Delaware limited liability company, (xiii) Blackstone Holdings III L.P., a Québec société en commandite, (xiv) Blackstone Holdings III GP L.P., a Delaware limited partnership, (xv) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (xvi) Blackstone Inc., a Delaware corporation (“Blackstone”), and (xvii) Blackstone Group Management L.L.C., a Delaware limited liability company.

•	Stephen A. Schwarzman, a United States citizen.

The address of the principal business office of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and officer of Blackstone Inc. is set forth on Schedule I attached hereto.

(c) The principal business of Swallowtail Royalties LLC and Swallowtail Royalties II LLC (together, the “Swallowtail Entities”) is investing in securities of the Issuer.

The principal business of Guidon Energy Holdings LP is performing the functions of, and serving as the managing member (or similar position) of Swallowtail Royalties LLC. The principal business of Guidon Energy Holdings GP LLC is performing the functions of, and serving as the general partner (or similar position) of Guidon Energy Holdings LP.

The principal business of Swallowtail Royalties Holdings LLC is performing the functions of, and serving as the managing member (or similar position) of Swallowtail Royalties II LLC. The principal business of BX Swallowtail Royalties Holding LLC is performing the functions of, and serving as the managing member (or similar position) of Swallowtail Royalties Holdings LLC. The principal business of BX Guidon Topco LLC is performing the functions of, and serving as the managing member (or similar position) of BX Swallowtail Royalties Holding LLC.

The principal business of Blackstone Energy Management Associates II L.L.C. is performing the functions of, and serving as a managing member (or similar position) of Guidon Energy Holdings GP LLC, BX Guidon Topco LLC and of other affiliated Blackstone entities. The principal business of Blackstone Management Associates VI L.L.C. is performing the functions of, and serving as a managing member (or similar position) of Guidon Energy Holdings GP LLC, BX Guidon Topco LLC and of other affiliated Blackstone entities. The principal business of BMA VI L.L.C. is performing the functions of, and serving as the sole member (or similar position) of Blackstone Management Associates VI L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone EMA II L.L.C. is performing the functions of, and serving as sole member (or similar position) of Blackstone Energy Management Associates II L.L.C. and other affiliated Blackstone entities.

The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, managing member (or similar position) of Blackstone EMA II L.L.C., BMA VI L.L.C., and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities.

The principal business of Blackstone Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone Inc.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 92763M105	13D	Page 20 of 23

Item 3. Source and Amount of Funds or Other Consideration

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The description of the Purchase and Sale Agreement (as defined herein) contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the general partner of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Common Units and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Units (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer

(a) and (b) Calculations of the percentage of Common Units beneficially owned assumes 79,551,306 Common Units outstanding, comprised of (i) 15,250,000 Common Units issued to the Reporting Persons in connection with the transactions that closed on October 1, 2021 and (ii) 64,301,306 Common Units outstanding as of July 30, 2021, as reported in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2021.

The aggregate number and percentage of the Common Units beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof,

(i) Swallowtail Royalties LLC directly holds 2,434,192 Common Units; and

(ii) Swallowtail Royalties II LLC directly holds 12,815,808 Common Units.

Guidon Energy Holdings LP is the managing member of Swallowtail Royalties LLC. Guidon Energy Holdings GP LLC is the general partner of Guidon Energy Holdings LP. Swallowtail Royalties Holdings LLC is the managing member of Swallowtail Royalties II LLC. BX Swallowtail Royalties Holding LLC is the managing member of Swallowtail Royalties Holdings LLC. BX Guidon Topco LLC is the managing member of BX Swallowtail Royalties Holding LLC.

CUSIP No. 92763M105	13D	Page 21 of 23

The controlling membership interests of Guidon Energy Holdings GP LLC and BX Guidon Topco LLC are held by Blackstone Management Associates VI L.L.C. and Blackstone Energy Management Associates II L.L.C. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C. Blackstone EMA II L.L.C. is the sole member of Blackstone Energy Management Associates II L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C. and Blackstone EMA II L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Units.

Any beneficial ownership of Common Units by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) Except as set forth in Item 6 of this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Units in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

Purchase and Sale Agreement

The securities reported herein as beneficially owned by the Reporting Persons were acquired on October 1, 2021 (“Closing”), in connection with the consummation of the transactions (collectively, the “Transactions”) contemplated by the purchase and sale agreement, dated as of August 6, 2021, by and between the Issuer and its subsidiary Viper Energy Partners LLC (“Viper OpCo” and, together with the Issuer, the “Buyer Parties”), and the Swallowtail Entities (the “Purchase and Sale Agreement”), for the purchase of certain mineral and royalty interests (the “Assets”). The total consideration for the acquisition of the Assets consisted of 15.25 million Common Units (the “Common Unit Consideration”) and approximately $225 million in cash (the “Cash Consideration”). As contemplated by the Purchase and Sale Agreement, at Closing, the Assets acquired by the Issuer for the Common Unit Consideration were immediately contributed by the Issuer to Viper OpCo in exchange for an equivalent number of units representing limited liability company interests in Viper OpCo. The Cash Consideration for the acquisition of the Assets was funded through a combination of cash on hand and borrowings under Viper OpCo’s revolving credit facility.

Registration Rights Agreement

On Closing, the Issuer entered into a registration rights agreement with the Swallowtail Entities and the other Holders (as defined therein) from time to time party thereto (such agreement, the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer has agreed to file with the Securities Exchange Commission, within 15 days following Closing, a shelf registration statement registering for resale the Common Units, cause such shelf registration statement to be declared effective promptly thereafter and cause the Common Units to be listed on the Nasdaq Global Select Market. The Issuer will bear all registration, offering and listing expenses relating to the Common Units and the exercise by the Swallowtail Entities of such registration rights, except that the Swallowtail Entities will be obligated to pay all underwriting fees, discounts and commissions, placement fees of the underwriters, broker commissions and any transfer taxes and certain fees and expenses of counsel for the Swallowtail Entities.

The descriptions of the Purchase and Sale Agreement and the Registration Rights Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, by and among the Reporting Persons, dated as of October 12, 2021 (filed herewith).

Exhibit B	Purchase and Sale Agreement, dated August 6, 2021 by and among Swallowtail Royalties LLC, Swallowtail Royalties II LLC (collectively, as seller), Viper Energy Partners LLC (as buyer) and Viper Energy Partners LP (as parent, and collectively with Viper Energy Partners LLC, as buyer parties) (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed by Viper Energy Partners LP with the Securities Exchange Commission on August 12, 2021).

Exhibit C	Registration Rights Agreement, dated October 1, 2021, by and among Viper Energy Partners LP, Swallowtail Royalties LLC and Swallowtail Royalties II LLC (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed by Viper Energy Partners LP with the Securities Exchange Commission on October 7, 2021).

CUSIP No. 92763M105	13D	Page 22 of 23

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: October 12, 2021

Swallowtail Royalties LLC

By:	/s/ Jay Still
Name: Jay Still
Title: Chief Executive Officer

Guidon Energy Holdings LP
By: Guidon Energy Holdings GP LLC

By:	/s/ Jay Still
Name: Jay Still
Title: President and Chief Executive Officer

Guidon Energy Holdings GP LLC

By:	/s/ Jay Still
Name: Jay Still
Title: President and Chief Executive Officer

Swallowtail Royalties II LLC

By:	/s/ Jay Still
Name: Jay Still
Title: Chief Executive Officer

Swallowtail Royalties Holdings LLC

By:	/s/ Jay Still
Name: Jay Still
Title: Chief Executive Officer

BX Swallowtail Royalties Holding LLC

By:	/s/ Angelo Acconcia
Name: Angelo Acconcia
Title: President

BX Guidon Topco LLC

By:	/s/ Angelo Acconcia
Name: Angelo Acconcia
Title: President

Blackstone Management Associates VI L.L.C.

By: BMA VI L.L.C., its sole member

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

Blackstone Energy Management Associates II L.L.C.

By: Blackstone EMA II L.L.C., its sole member

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

CUSIP No. 92763M105	13D	Page 23 of 23

BMA VI L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

Blackstone EMA II L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

Blackstone Holdings III L.P.
By: Blackstone Holdings III GP L.P., its general partner By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Holdings III GP L.P.

By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Holdings III GP Management L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Inc.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Group Management L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Stephen A. Schwarzman

By:	/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman